Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571
JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 1, 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This supplement No. 4 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 4 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•an update to the Suitability Standards of the prospectus;
•an update to the Questions and Answers About this Offering Section;
•an update to the Prospectus Summary; and
•the recent share pricing information.
Share Repurchase Plan Status
During the period from April 1, 2026 through May 31, 2026, we redeemed 4,335,570 shares for a total of approximately $48,803,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2026 through June 30, 2026 are limited to approximately $116,923,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Updates to the Suitability Standards
The following disclosure has been added to page iv of the section of the Suitability Standards:
Washington Investors. A Washington investor’s aggregate investment in our company and other non-traded direct participation programs shall not exceed 10% of such investor’s liquid net worth at the time of investment in us. This concentration limit does not apply to investments made through the distribution reinvestment plan nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.
Updates to the Questions and Answers About This Offering Section:
The following disclosure supersedes and replaces the paragraph on page 9 of the Prospectus:
May I reinvest my cash distributions in additional shares?
Yes. We have adopted a DRIP whereby stockholders (other than other than residents of Alabama, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington; and clients of certain participating broker-dealers that do not permit automatic enrollment in the DRIP) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Residents of Alabama, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Tennessee, Vermont and Washington; and clients of certain participating broker-dealers that do not permit automatic enrollment in the DRIP will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. If you participate in the DRIP, the cash distributions attributable to the class of shares that you own will be automatically invested in additional shares of the same class. The purchase price for shares purchased under the DRIP will be equal to our NAV per share of that share class on the date that the distribution is payable. Stockholders will not pay selling commissions when purchasing shares under the DRIP. See “Description of Capital Stock—Distribution Reinvestment Plan” for more information regarding reinvestment of distributions you may receive from us. If you participate in the DRIP, you will be treated for federal income tax purposes as if you received a distribution (taxable as described in the previous Q&A) in an amount equal to the value of the additional shares you receive, so that you may have a tax liability that you will have to fund from other sources.

Update to the Prospectus Summary
The following disclosure supersedes and replaces the paragraph on page 26 of the Prospectus:
Distribution Reinvestment Plan
We have adopted the DRIP whereby stockholders (other than residents of Alabama, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington; and clients of certain participating broker-dealers that do not permit automatic enrollment in the DRIP) will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. Residents of Alabama, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington; and clients of certain participating broker-dealers that do not permit automatic enrollment in the DRIP will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. If you participate in the DRIP, the cash distributions attributable to the class of shares that you own will be automatically invested in additional shares of the same class. Shares are issued pursuant to the DRIP at the NAV per share applicable to that class, calculated as of the distribution date. Stockholders will not pay selling commissions when purchasing shares pursuant to the DRIP. For the complete terms of the DRIP, see Appendix C to this prospectus.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from May 1 to May 31, 2026, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I
May 1, 2026	$11.25	$11.27	$11.28	$11.26
May 4, 2026	$11.26	$11.28	$11.29	$11.27
May 5, 2026	$11.26	$11.28	$11.29	$11.27
May 6, 2026	$11.26	$11.28	$11.29	$11.27
May 7, 2026	$11.26	$11.28	$11.29	$11.27
May 8, 2026	$11.26	$11.28	$11.29	$11.27
May 11, 2026	$11.26	$11.28	$11.30	$11.28
May 12, 2026	$11.27	$11.28	$11.30	$11.28
May 13, 2026	$11.27	$11.28	$11.30	$11.28
May 14, 2026	$11.27	$11.28	$11.30	$11.28
May 15, 2026	$11.27	$11.28	$11.30	$11.28
May 18, 2026	$11.27	$11.29	$11.30	$11.28
May 19, 2026	$11.27	$11.29	$11.30	$11.28
May 20, 2026	$11.27	$11.29	$11.31	$11.29
May 21, 2026(1)	$11.23	$11.24	$11.26	$11.24
May 22, 2026	$11.23	$11.24	$11.26	$11.24
May 26, 2026	$11.23	$11.25	$11.26	$11.24
May 27, 2026	$11.24	$11.26	$11.27	$11.25
May 28, 2026	$11.24	$11.26	$11.28	$11.25
May 29, 2026	$11.25	$11.26	$11.28	$11.25
(1) On, March 26, 2026, our board of directors approved a gross dividend for May 2026 of $0.0525 per share to stockholders of record as of May 20, 2026. The decrease in share price on May 21, 2026 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our public share website, www.JLLIPT.com. The NAV per share for all share classes is available on our toll-free, automated telephone line, (855) 652-0277.